UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 001-35575

Cencosud S.A.
(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6
Las Condes, Santiago
Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 11, 2016, Cencosud S.A. (“Cencosud” or the “Company”) filed the minutes from the Ordinary Shareholders’ Meeting held on April 29, 2016 and an officer’s certificate certifying the minutes (an English translations of which are attached hereto as Exhibit A) (with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), or SVS.

This report contains forward-looking statements.  The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry.  These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this report involve various risks and uncertainties, including, among others:  (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect.  The registrant’s actual results could be materially different from its expectations.  In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above.  Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made.  The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

Date: May 13, 2016	By:	/s/ Sebastián Rivera Martínez
Sebastián Rivera Martínez
Legal Manager

  3

Exhibit A
[English Translation]

NOTICE OF ESSENTIAL EVENT

CENCOSUD S.A.
 Securities Registry Inscription No. 743

     Santiago, May 11, 2016

Mr.
Carlos Pavez Tolosa
Superintendency of Securities and Insurance
 Avenida Libertador Bernardo O’Higgins N°1449, 1st Floor
Santiago

Re: Attached Copy of the Shareholder Meeting Minutes

Dear Sirs:

We attach to this letter a copy of the minutes and a signed certificate of the Chief Executive Officer of Cencosud S.A., Mr. Jaime Soler Bottinelli, by which he certifies that the attached record is the true expression of what was discussed at the Ordinary Shareholders Meeting held on April 29, 2016.

Yours Truly,

Sebastián Rivera Martínez

Chief Legal Officer
Cencosud S.A.

cc:	Bolsa de Comercio de Santiago
Bolsa Electrónica
Bolsa de Valparaíso
Rating Agencies
Representative of the Bondholders

CERTIFICATE

I certify that this record is the true expression of what happened and was agreed at the Ordinary Shareholders Meeting of Cencosud S.A. held on April 29, 2016, at 8:30 a.m., at Avenida Andrés Bello 2425, 61st Floor, in the neighborhood of Providencia in Santiago.

/s/ Jaime Soler Bottinelli

Jaime Soler Bottinelli

Chief Executive Officer

Cencosud S.A.

ORDINARY SHAREHOLDER’S MEETING

CENCOSUD S.A.

In Santiago, on April 29, 2016, at 8:30, in Avenida Andrés Bello No 2425, 61st floor, Providence Community, Santiago, an ordinary meeting of the Shareholders of “Cencosud S.A.” took place with Horst Paulmann Kemna acting as the chair.  The Chief Executive Officer, Jaime Soler Bottinelli, the General Counsel of the company, Carlos Alberto Mechetti, acting solely in his capacity as Secretary, along with the Directors Cristián Eyzaguirre Johnston, David Gallagher Patrickson, Roberto Phillips, Peter Paulmann Koepfer, Heike Paulmann Koepfer and Richard Büchi Buc were all in attendance.

Also present in the room was Maria Loreto Zaldívar Grass, alternative notary to Patricio Zaldívar Mackenna, head of the 18th Notarial Office of Santiago.

STATEMENT BY THE PRESIDENT

The President gave a warm welcome to the Shareholders and Directors who were present at the Meeting, thanking the customers, shareholders, employees and the Management Team of Cencosud, for the confidence placed in the company, and the support provided.

He said the 2015 year was not only a period of intense work, but it was also a year in which Cencosud ended the year achieving its planned objectives, improving the offerings to customers, increasing operational efficiency and strengthening the overall financial position of the Company.

Cencosud ended the 2015 year with positive results, growing profit by 21.4% to Ch$231,985 million, increasing revenue by 2.6% over the previous year, which is not yet satisfactory.

During 2015, despite the complex development characterized by slowing demand and devaluation of currencies in the region, operating income grew by 27.8%; adjusted EBITDA year to date also grew by 11%.

The Company had a major focus on improving operational efficiency through business strategies, improved price management, more effective promotional activity and performance in stores.  In addition, a plan for cost control and sales management was implemented, starting in April 2015, which involved creating a new plan for stores with low performance.  Through this plan, 8 stores were closed and 17 stores significantly improved their performance.

He stressed a focus on operations to improve financial position, as well as a focus on the successful placements of bonds in the international market, for a total of US$1,000 million, in the reorganization of liabilities.

He also noted the ongoing work on improving the value proposition to customers by launching various initiatives focused on improving online sales proposals and accelerating developments in technology.

Within the scope of business, he noted that we ended the year with positive results at department stores, for example Paris achieved an EBITDA margin of 8.8%, the highest in its history and Johnson won its first positive year EBITDA since acquisition.

In supermarkets, a very good performance was maintained during 2015, with revenues of Ch$8,000 million.

Easy showed excellent performance, increasing its revenue by 19.9%, with positive Same Store sales in the 3 countries where it operates.

As for shopping centers, a very good performance was also recorded, earning revenues of Ch$248,000 million, with an average occupancy of 96%.

He noted that in relation to the Costanera Center project, the commercialization of an office area was initiated and Costanera Sky was opened.

Finally, he briefly discussed some recent developments such as the filing of a request by the National Economic Prosecutor against Cencosud and other companies, for alleged collusion in the fresh chickens business.  The President said that this accusation had no basis and that Cencosud will defend itself vigorously, pointing to the training of officers of the Company for many years on issues related to free competition and the existence of a strict Code of Ethics that applies to all employees of the Company; he expressed confidence that the Court of Defense of Free Competition would agree with the Company.

The president also highlighted the teamwork and the dedication displayed in the effort to reopen the Costanera Center after the damage caused by the disaster of the overflow of the Rio Mapocho.

The president concluded by thanking customers for their loyalty, Shareholders, Cencosud staff and the Directors for the effort and support offered throughout the year.

I.	ATTENDANCE.-

The following persons alone or by proxy attended, representing the actions listed in each case:

Attendance:

Total Shares present and represented	:	2,646,841,624
Total shares issued with voting rights	:	2,646,841,624
Attendance rate	:	93.122%

Let the record reflect that the following points were made:  / i / That the Shareholders signed the corresponding timesheet; and / ii / That the powers that the shareholders represented at the meeting were approved without comment.

II.	FORMALITIES OF THE MEETING.-

Mr. Secretary reported on the compliance with the formalities for the convocation for this Meeting, as follows:

1) That the notice to the Board, was performed by publication in the newspaper “El Mercurio de Santiago”, in its April 11, 18 and 20, 2016 editions and also by summons to each shareholder by letter mailed on April 11, 2016.  The Board unanimously agreed to skip the reading of the notice and the aforementioned summons;

2) That the Superintendency of Securities and Insurance, was duly notified of the conclusion of this Ordinary Shareholders communications dated April 11 and 13, 2016;

3) That, in fulfillment of the obligations assumed by the Company in the contracts for the issuance of bonds entered into on July 5, 2001, October 5, 2005, March 13, 2008 and September 5, 2008, Banco de Chile, in its capacity as representative of the Bondholders of the first issuance and Banco de Bice, in its capacity as representative of the Bondholders of the rest of the issuances referred to, were also notified of this meeting.  Meanwhile, it was noted that, in accordance with what is stated in the document called the “Indenture” dated January 20, 2011 and December 6, 2012, the Bank of New York Mellon, as trustee of international bonds issued under Rule 144A, was also notified.  Finally, it was stated that in accordance with the provisions of the deposit agreement dated June 21, 2012, Banco Santander in its capacity as Custodian Bank of New York was also notified of the meeting and;

4) It was also recorded that the Rating Agencies, Feller-Rate Clasificadora de Riesgo Limitada and Clasificadora de Riesgo Humphreys Limitada were also notified of the meeting.

III.	PARTICIPATION IN THE MEETING.-

It was reflected in the record that the Shareholders entitled to participate in the meeting were those whose shares were registered in the Register of Shareholders of Cencosud S. A., at midnight on April 23, 2016.

IV.	DESIGNATION OF SHAREHOLDERS TO SIGN THE BOARD RESOLUTIONS.-

It was agreed to record the minutes of the meeting, to be signed by the President, the Secretary and four of the following persons:

1.	Alberto Menendez Sepulveda, C.I. 20902310-5, representing A.F.P. Provida S.A.,

2.	Josefina Patricia Bohn Bustos, C.I.18.019.406-1, representing A.F.P. Cuprum S.A.

3.	Patricio Jottar Bilbao, C.I.17.404.863-0, representing A.F.P. Habitat S.A.

4.	Roberto Urmeneta Careaga, C.I. 15366134-0, representing A.F.P. Capital S.A.

5.	Daniela Defilippi Curich, C.I. 17659929-4, representing A.F.P. Model S.A.

6.	Arroyo Andres Fonseca, C.I. 16014318-5, representing A.F.P. Planvital S.A.

7.	Gabriel Navarro Ahumada, C.I. 13988668-2, representing A.F.C. Chile S.A.

The said agreement was approved unanimously by the shareholders who orally expressed their agreement.

V.	LEGAL QUORUM OF THE SHAREHOLDER’S MEETING.-

The Secretary expressed that for purposes of a quorum, shares, representing 93.122% of the issued shares with voting rights were present and he declared a proper ordinary meeting of the shareholders of the Company.

It was recorded that representatives of the Superintendency of Securities and Insurance were not present in the room.

It was also recorded that representatives of the following Pension Fund Administrators were present in the room:

1.	Alberto Menendez Sepulveda, C.I. 20902310-5, representing A.F.P. Provida S.A.,

2.	Josefina Patricia Bohn Bustos, C.I.18.019.406-1, representing A.F.P. Cuprum S.A.

3.	Patricio Jottar Bilbao, C.I.17.404.863-0, representing A.F.P. Habitat S.A.

4.	Roberto Urmeneta Careaga, C.I. 15366134-0, representing A.F.P. Capital S.A.

5.	Daniela Defilippi Curich, C.I. 17659929-4, representing A.F.P. Model S.A.

6.	Arroyo Andres Fonseca, C.I. 16014318-5, representing A.F.P. Planvital S.A

VI.	SYSTEM OF VOTING.-

The President communicated that, pursuant to Official Letter Nº4948 dated April 6, 2010 of the Superintendency of Securities and Insurance, through the unanimous vote of the shareholders present, the materials of the Table would be individually submitted to a vote, which said votes should be declared orally and, in any event, the vote of the Pension Fund Administrators will be recorded in the minutes of this meeting.

The President submitted this point to a vote and the Shareholders present unanimously approved the system of voting, orally.

In accordance with the foregoing, the President, to save time, proposed to the shareholders to proceed with the approval of each point in the Table, with only shareholders who oppose him raising their hands, taking note of their names and the shares they represent, with the rest of the shareholders present or represented presumably approving the proposal.

VOTES:

The previous proposal was submitted for consideration by the Board, and was unanimously approved.  Let the record reflect that representatives of the Administrators of Pension Funds in attendance approved orally and by the total shares that represent the point previously discussed.  The vote of the representatives of the Administrators of Pension Funds was as follows:

1.	Alberto Menendez Sepulveda, C.I. 20902310-5, representing A.F.P. Provida SA for 127,657,475 shares in favor.

2.	Josefina Patricia Bohn Bustos, C.I.18.019.406-1, representing A.F.P. Cuprum SA, by 98,071,412 shares in favor.

3.	Patricio Jottar Bilbao, C.I.17.404.863-0, representing A.F.P. Habitat SA for 147,381,219 shares in favor.

4.	Roberto Urmeneta Careaga, C.I. 15366134-0, representing A.F.P. Capital S.A., for 94,284,781 shares in favor.

5.	Daniela Defilippi Curich, C.I. 17659929-4, representing A.F.P. Model S.A., for 15,102,693 shares in favor.

6.	Arroyo Andres Fonseca, C.I. 16014318-5, representing A.F.P. Planvital S.A., for 14,568,460 shares in favor.

Finally it was presented that, once the process of voting on all matters submitted for consideration by the Board was completed, proxies, representatives or trustees of Shareholders must deliver to the Company a copy of the instructions of their clients to allow the instructions to be held at the Company’s headquarters and be available to the Superintendency of Securities and Insurance and to Shareholders, and that the instructions that of said Proxies, Representatives or Trustees were all in compliance with the provisions of section IV of General rule No. 273 of the Superintendency of Securities and Insurance.

Then the points corresponding to the ordinary shareholders’ meeting were discussed:

1. REVIEW OF THE STATUS OF THE COMPANY, THE ADOPTION OF THE REPORT, BALANCE, FINANCIAL STATEMENTS YEAR ENDED DECEMBER 31, 2015 AND REPORT OF EXTERNAL AUDITORS FOR THE SAME FINANCIAL YEAR.-

The Secretary, on this matter, referred to the Annual Report, Balance, Financial Statements and External Auditors for the year 2015, which were made available to the Shareholders.

In accordance with the provisions of Article 75 of Law No. 18,046, General Regulation No. 332 dated March 21, 2012 and Circular No. 444 dated March 19, 2008, both of the Superintendency of Securities and Insurance, the company has made available to the Shareholders the Annual Report, Balance, Financial Statements for the year ended December 31, 2015 and the report of the external audit firm for the same period, on its website at www.cencosud.com. He indicated that the above have been timely sent to the Superintendency of Securities and Insurance via SEIL. Also the Annual Report, Balance and Financial Statements for the year ended December 31, 2015, with their statements of responsibility, and together with the report of the external audit firm for the same period, were communicated, in a timely manner, with each and every one of the shareholders and made available on the website of the company.

VOTE

The President submitted for consideration by the Board, the Annual Report, Balance, Financial Statements and the report of the External Auditors for the financial year closed on December 31, 2015.

The Board, using the oral voting system, approved unanimously the Annual Report, the Balance of corporate transactions, the financial statements submitted by the respective Board for the year ended December 31, 2015 and the report of the External auditors for the same exercise.

It was recorded that representatives of the Administrators of Pension Funds in attendance approved by voice and by the total shares representing the point before treated.  The vote of the representatives of the Pension Funds Administrators was as follows:

1.	Alberto Menendez Sepulveda, C.I. 20902310-5, representing A.F.P. Provida SA for 127,657,475 shares in favor.

2.	Josefina Patricia Bohn Bustos, C.I.18.019.406-1, representing A.F.P. Cuprum SA, by 98,071,412 shares in favor.

3.	Patricio Jottar Bilbao, C.I.17.404.863-0, representing A.F.P. Habitat SA for 147,381,219 shares in favor.

4.	Roberto Urmeneta Careaga, C.I. 15366134-0, representing A.F.P. Capital S.A., for 94,284,781 shares in favor.

5.	Daniela Defilippi Curich, C.I. 17659929-4, representing A.F.P. Model S.A., for 15,102,693 shares in favor.

6.	Arroyo Andres Fonseca, C.I. 16014318-5, representing A.F.P. Planvital S.A., for 14,568,460 shares in favor.

It was recorded that, without prejudice to the oral vote referred to above, in conjunction with the rest of the Shareholders, The Bank of New York, in its capacity as Custodian Bank, reported that after due consultation of this point with the holders of ADRs, they have approved the motion by 9,802,392 shares, 297,459 shares abstaining, 4,161 shares against and 13,306,812 shares having given their discretionary vote to the Chairman of the Board.

2. DISTRIBUTION OF EARNINGS FOR THE YEAR 2015 AND DECLARATION OF DIVIDENDS.

The Secretary submitted for consideration at the Meeting the proposal made by the Board, in the sense that it distributed among the Shareholders a final dividend charged to the distributable net income for the 2015 year for a total of Ch$73,684,179,628, which represents approximately 80.55% of the distributable net income for that year, that is, a final dividend of Ch$25.92268 per share.  The distribution of profits indicated above shall be made by:  (i) the distribution of an additional dividend in the amount of Ch$10 per share; plus (ii) the distribution of an interim dividend already paid of Ch$16 starting from December 4, 2015, as indicated above.

In addition, the Board proposed to pay an eventual dividend in the amount of Ch$50 per share, charged to retained earnings from previous years, reducing the Reserve Fund for future dividends for a total amount of Ch$142,122,981,100.

In addition, it was proposed that this dividend be paid to Shareholders who are registered as such in the register of Shareholders of the Company at midnight on May 11, 2016, through Corporate Services S.A. (SERCOR), starting on May 17, 2016, through the corresponding payments of current account or savings account, or through checks issued by name which may be withdrawn directly at the offices of SERCOR S.A. located in El Golf 140, piso 1, Las Condes.

Finally, it was proposed to the Shareholders, that the remainder of the profit for the year 2015, upward of Ch$158,256,725,646, be used to increase the Reserve Fund for Future Dividends of the Company in the amount of Ch$17,788,966,516 and assign an amount from Ch$140,467,759,130 to the Retained Earnings account.

For the knowledge of the Shareholders, it was reported that if the distribution of profits and payment of dividends proposed is carried out, the Assets of the Company would be as follows:

(a)	Social Capital	MCh$ 2,321,380,936

(b)	Share premium	MCh$ 526,633,344

(c)	Retained Earnings	MCh$ 2,158,863,901

(d)	Other reserves	MCh$ (1,205,679,999)

(e)	Total Assets	MCh$ 3,801,198,182

VOTE

The President having submitted the point in discussion to a vote, the Shareholders unanimously orally approved the distribution of profits and distribution of dividends proposed.

It was recorded that that representatives of the Administrators of Pension Funds in attendance approved orally and by the total shares the motion discussed above.  The vote of the representatives of the Pension Funds Administrators was as follows:

1.	Alberto Menendez Sepulveda, C.I. 20902310-5, representing A.F.P. Provida SA for 127,657,475 shares in favor.

2.	Josefina Patricia Bohn Bustos, C.I.18.019.406-1, representing A.F.P. Cuprum SA, by 98,071,412 shares in favor.

3.	Patricio Jottar Bilbao, C.I.17.404.863-0, representing A.F.P. Habitat SA for 147,381,219 shares in favor.

4.	Roberto Urmeneta Careaga, C.I. 15366134-0, representing A.F.P. Capital S.A., for 94,284,781 shares in favor.

5.	Daniela Defilippi Curich, C.I. 17659929-4, representing A.F.P. Model S.A., for 15,102,693 shares in favor.

6.	Arroyo Andres Fonseca, C.I. 16014318-5, representing A.F.P. Planvital S.A., for 14,568,460 shares in favor.

It was recorded that, without prejudice to the oral vote referred to above, in conjunction with the rest of the Shareholders, The Bank of New York, in its capacity as Custodian Bank, reported that after due consultation of this point with the holders of ADRs, they have approved the motion by 10,092,042 shares, 11,580 shares abstaining, 390 shares against and 13,306,812 shares having given their discretionary vote to the Chairman of the Board.

3. STATEMENT OF POLICY DIVIDENDS.-

The Secretary indicated that it was agreed to present to this Ordinary Shareholders Meeting the decision to maintain the current dividend policy that the Company expects to meet in future years, which is to distribute at least 30% of the annual net profits.

4. ELECTION OF DIRECTORS.

The Secretary stated that the resignation of Mr. Erasmo Wong Lu Vega as Director of the Company became effective on August 26, 2015, which was timely disclosed as an essential event of the Company.  Accordingly, in accordance with current legislation, the appointment of a new Director of the Company was appropriate.

In relation to the election process, it was reported that, in accordance with Article 50 of the Corporations Act, Cencosud S.A. should have at least one independent director and also form a Board Committee.

In relation to this matter, and in accordance with the provisions of Article 50 of the Corporations Act and Circular 1,956 of the Superintendency of Securities and Insurance, the Pension Funds administered by the Administrator of Pension Funds Capital S.A. proposed, through letters dated April 6 and 11, 2016, within the period prescribed by the applicable legal and administrative rules, the below candidates for Independent Directors:

1.	Mario Valcarce, National Identity Card Number 5850972-8;

2.	Richard Buchi Buc, National Identity Card Number 6149585-1.

Both promptly submitted their sworn declarations stating that they agreed to be independent candidates and were not in any of the circumstances specified in items 1) to 5) of the third paragraph of Article 50 of Law 18,046.

Moreover, it was reported to the Shareholders that the proposal of the following names for the office of Director of the Company also arrived at the table:

1.	Horst Paulmann Kemna Lord: not independent, proposed by the Controller;

2.	Mrs. Heike Paulmann Koepfer: not independent, proposed by the Controller;

3.	Mr. Peter Paulmann Koepfer: not independent, proposed by the Controller;

4.	Mr. Roberto Philipps: not independent, proposed by the Controller;

5.	Mr. Cristián Eyzaguirre Johnston: not independent, proposed by the Controller;

6.	Mr. Julio Moura: not independent, proposed by the Controller; and

7.	Mr David Gallagher Patrickson, not independent, proposed by the Controller.

He also informed them that in accordance with the provisions of Article 73 of Regulation of the Corporations Act, the list of Director candidates proposed by the Controller, as the proposals of candidates for Independent Director were communicated to the Shareholders through their inclusion on the company website www.cencosud.com.

Considering that the number of applicants for the position of Director is equal to the number of positions to fill, it is proposed to vote orally on the complete list of candidates previously individualized for the position of Director for the statutory period of three years, recording in the minutes those votes that are required to be expressly stated under the law or regulations governing the matter.

VOTE

The President having submitted the point in discussion to a vote, the Shareholders unanimously orally approved the proposed Board.

In the first instance, it was recorded that Mr. Gabriel Navarro Ahumada, representing the Severance Fund Administrator Chile, expressed a vote of 2,323,158 shares in favor of Mr. Mario Valcarce.

It was recorded that representatives of the Administrators of Pension Funds in attendance approved this election orally and by the total shares.  The vote of the representatives of the Pension Funds Administrators was as follows:

1.	Alberto Menendez Sepulveda, C.I. 20902310-5, representing A.F.P. Provida SA, by 127,657,475 shares, equally divided in favor of Mario Valcarce and Richard Buchi.

2.	Josefina Patricia Bohn Bustos, C.I.18.019.406-1, representing A.F.P. Cuprum SA, by 98,071,412 shares, equally divided in favor of Mario Valcarce and Richard Buchi.

3.	Patricio Jottar Bilbao, C.I.17.404.863-0, representing A.F.P. Habitat SA for 147,381,219 shares, equally divided in favor of Mario Valcarce and Richard Buchi.

4.	Roberto Urmeneta Careaga, C.I. 15366134-0, representing A.F.P. Capital SA, by 94,284,781 shares, equally divided in favor of Mario Valcarce and Richard Buchi.

5.	Daniela Defilippi Curich, C.I. 17659929-4, representing A.F.P. Model S.A., by 15,102,693 shares, equally divided in favor of Mario Valcarce and Richard Buchi.

6.	Arroyo Andres Fonseca, C.I. 16014318-5, representing A.F.P. Planvital S.A., for 14,568,460 shares in favor of Mr. Richard Buchi.

It was recorded that, without prejudice to the oral vote referred to above, in conjunction with the rest of the Shareholders, The Bank of New York, in its capacity as Custodian Bank, reported that after due consultation of this point with the holders of ADRs approved the motion by 3,644,109 shares, 198,672 shares abstaining, 6,261,231 shares against, and 13,306,812 having given their discretionary vote to the Chairman of the Board.

Finally, the Controller, Mr. Horst Paulmann Kemna gave his vote in favor 1,690,321,236 shares, divided equally among the candidates nominated to the Board:  Mr. Horst Paulmann Kemna, Mrs. Heike Paulmann Koepfer, Mr. Peter Paulmann Koepfer , Mr. Roberto Philipps, Mr. Cristian Eyzaguirre Johnston, Julio Moura and Mr David Gallagher Patrickson, all candidates proposed by the controller.

Following the outcome of the vote, the Shareholders approved the election of members of the proposed Board, the Board being composed of the following individuals, for the statutory period 2016- 2019:

1.	Mr. Horst Paulmann Kemna: not independent, proposed by the Controller;

2.	Mrs. Heike Paulmann Koepfer: not independent, proposed by the Controller;

3.	Mr. Peter Paulmann Koepfer: not independent, proposed by the Controller;

4.	Mr. Roberto Philipps: not independent, proposed by the Controller;

5.	Mr. Cristian Eyzaguirre Johnston: not independent, proposed by the Controller;

6.	Mr. Julio Moura: not independent, proposed by the Controller;

7.	Mr. David Gallagher Patrickson: not independent, proposed by the Controller;

8.	Mr. Mario Valcarce: Independent; and

9.	Mr. Richard Buchi Buc: Independent.

5. DETERMINATION OF THE REMUNERATION OF DIRECTORS FOR THE YEAR 2016.-

It was proposed to establish, for the concept of remuneration of the Directors for the year 2016, the sum of 330 UF per month, for those holding the position of Director and twice this amount for the Chairman.

It was recorded that in the formulation of such remuneration, market and productivity had been taken into account.

VOTE

The President having submitted the point in discussion to a vote, the Shareholders unanimously orally approved the distribution of profits and distribution of dividends proposed.

It was recorded that representatives of the Administrators of Pension Funds in attendance approved orally and by the total shares the item above.  The vote of the representatives of the Pension Funds Administrators was as follows:

1.	Alberto Menendez Sepulveda, C.I. 20902310-5, representing A.F.P. Provida SA for 127,657,475 shares in favor.

2.	Josefina Patricia Bohn Bustos, C.I.18.019.406-1, representing A.F.P. Cuprum SA, by 98,071,412 shares in favor.

3.	Patricio Jottar Bilbao, C.I.17.404.863-0, representing A.F.P. Habitat SA for 147,381,219 shares in favor.

4.	Roberto Urmeneta Careaga, C.I. 15366134-0, representing A.F.P. Capital S.A., for 94,284,781 shares in favor.

5.	Daniela Defilippi Curich, C.I. 17659929-4, representing A.F.P. Model S.A., for 15,102,693 shares in favor.

6.	Arroyo Andres Fonseca, C.I. 16014318-5, representing A.F.P. Planvital S.A., for 14,568,460 shares in favor.

Also, it was recorded that The Bank of New York, in its capacity as Custodian Bank, reported that the holders of ADRs have approved the motion by 9,888,192 shares, 210,999 shares abstaining, 4,821 shares against and 13,306,812 shares having given their discretionary vote to the Chairman of the Board.

6. DETERMINATION OF REMUNERATION OF THE BOARD COMMITTEE AND ITS OPERATING EXPENSES AND ITS ADVISORS BUDGET FOR THE YEAR 2016.-

The Secretary expressed to the shareholders that, under current legislation, the Company has appointed a “Board Committee” which is composed of three members.  Also, as the law states, the Directors of this committee should be paid, and the determination of the remuneration of the members of this Committee rests with the Board.

Considering the above, it was proposed for the 2016 year that remuneration amount to 110 UF per month for each director.  Likewise, it was proposed that the budget for operating expenses of the committee and its advisers for the 2016 year eventually rise to the sum of 2,500 UF per year, which may be modified according to the needs of the same.

VOTE

The President having submitted the point in discussion to a vote, the Shareholders unanimously orally approved the remuneration of the Directors Committee and the proposed budget.

Let the record reflect that representatives of the Administrators of Pension Funds participants approved orally and by the total shares representing the point before treated.  The vote of the representatives of the Pension Funds Administrators was as follows:

1.	Alberto Menendez Sepulveda, C.I. 20902310-5, representing A.F.P. Provida SA for 127,657,475 shares in favor.

2.	Josefina Patricia Bohn Bustos, C.I.18.019.406-1, representing A.F.P. Cuprum SA, by 98,071,412 shares in favor.

3.	Patricio Jottar Bilbao, C.I.17.404.863-0, representing A.F.P. Habitat SA for 147,381,219 shares in favor.

4.	Roberto Urmeneta Careaga, C.I. 15366134-0, representing A.F.P. Capital S.A., for 94,284,781 shares in favor.

5.	Daniela Defilippi Curich, C.I. 17659929-4, representing A.F.P. Model S.A., for 15,102,693 shares in favor.

6.	Arroyo Andres Fonseca, C.I. 16014318-5, representing A.F.P. Planvital S.A., for 14,568,460 shares in favor.

It was recorded that, without prejudice to the oral vote referred to above, in conjunction with the rest of the Shareholders, The Bank Of New York, in its capacity as Custodian Bank, reported that after due consultation with holders of ADRs, they have approved the motion by 9,888,192 shares, 210,999 shares abstaining, 4,821 shares against and 13,306,812 shares having given their discretionary vote to the Chairman of the Board.

7. REPORT ON THE EXPENSES OF DIRECTORS AND THE BOARD COMMITTEE DURING 2015.-

It was reported to the Shareholders, that the expenses incurred by the Board during 2015 amounted to the sum total of Ch$958,610,000 in fees, remuneration (company employees) and expenses.

In addition, expenses incurred by the Board of Directors during the past year amounted to the total sum of Ch$99,228,000 for remuneration and expenses.

The Shareholders took note of the above information without interventions or comment.

8. APPOINTMENT OF EXTERNAL AUDITORS FOR  2016.-

The Secretary reported that the Board of the Company has sent to the Shareholders the necessary background to consider the appointment of external auditors for  2016.  The Secretary announced that in accordance with the report presented, the Board considered multiple variables to evaluate the various audit firms that participated in the selection process for this year, among which the following were most important:  i) Size of audit company / henceforth the “Auditors” /, in terms of being able to serve clients with the characteristics of Cencosud; ii) presence of the Auditors in all countries where Cencosud operates, with their own offices, not mere representatives and relative positioning therein; iii) Experience in industries or businesses that Cencosud operates in every country and effective coordination of the audit with domestic and foreign subsidiaries; iv) Characteristics of the working teams normally assigned by each firm to clients of importance relative to Cencosud, especially considering their experience, training, market recognition, specialty and trajectory; v) The understanding of the business risks involved in Cencosud and support in strengthening their processes and controls; vi) Availability of audit professionals to the Auditors; vii) Relevant experience in reviewing internal control and SOX issues applicable to business in which Cencosud operates; viii) For fees each firm charges for its services, the Shareholders were informed that both the Administration and the Board, have come to the conclusion that, in general, companies operate within a similar range of hourly rates.

Furthermore and based on the above, the Secretary informed the Shareholders that the Board recommended the rehiring of PricewaterhouseCoopers services, since it appears to be the best option, basing this proposal on the  following:  / i / Good level of service; / ii / Knowledge of the company and industry; / iii / In-depth reviews of regulated companies have emerged relevant aspects to consider; / iv / Presents adequate levels of independence and rotation in its policy of rotating audit terms in line with global standards every 5 years; / v / The review of the Public Company Accounting Oversight Board (PCAOB) on PwC has yielded satisfactory results and before the registration of the Company with the SEC; / vi / PwC has actively participated in the answers to the questions that included the issuance process in connection with the Form  F-1; / vii / Considering the breadth of companies, businesses and countries, time and workload to effect change, is significant; / viii / The need for document submission of the fourth 20-F to the SEC before April 30, 2017; / ix / Audit integrated with the certification of Internal Control (Section 404 of Sarbanes-Oxley Act of 2002).

Finally, he reported certain aspects that contribute to an audit of high standard for Cencosud:  / i / the team with technical “expertise”, including a central partner specialist in the financial industry, a central partner specializing in retail, technical partner and IFRS reviewer appointed by the technical Group based in London for Chile.  The Auditor also includes a specialized partner for each country, with the corresponding support of tax audit teams and integrated systems to them; / ii / Presents a multidisciplinary approach to work; / iii / Has centralized coordination from Chile with supervision over other countries and regular visits in the interim and final stages of review planning; / iv / In terms of quality control, it included, from 2010, a controlling partner of independent quality; / v / It included Cencosud in a mandatory annual review program by the IFRS Central Group specialist based in London; / vi / Work programs have been expanded in terms of including additional ones to those provided by the Auditing Standards for each trimester procedures.  In addition there is a review of the financial statements of international technical teams to IFRS and to review reports to the SEC (20-F, 1-F, etc).

Accordingly, it was recorded that the information that founded the proposal was detailed in the documents that were at the disposal of the Shareholders on the website of the Company www.cencosud.com, from April 11, 2016.

The Secretary stated that in accordance with the provisions of the letter c) of Article 246 of Law 18,045, the aforementioned company has not submitted any communication that expresses that the income received by Cencosud SA and its related companies has exceeded 15% of its total operating revenue.

VOTE

The President having submitted the point in discussion to a vote, the Shareholders orally approved by majority vote the appointment of external auditors for 2016.

It was recorded that the representatives of Administrators of Pension Funds, expressed their rejection of the proposal as set out below:

1.	Alberto Menendez Sepulveda, C.I. 20902310-5, representing A.F.P. Provida SA, 127,657,475 shares rejecting the proposal.

2.	Josefina Patricia Bohn Bustos, C.I.18.019.406-1, representing A.F.P. Cuprum SA, by 98,071,412 shares rejecting the proposal.

3.	Patricio Jottar Bilbao, C.I.17.404.863-0, representing A.F.P. Habitat SA for 147,381,219 shares rejecting the proposal.

4.	Roberto Urmeneta Careaga, C.I. 15366134-0, representing A.F.P. Capital SA, by 94,284,781 shares rejecting the proposal.

5.	Daniela Defilippi Curich, C.I. 17659929-4, representing A.F.P. Model S.A., by 15,102,693 shares rejecting the proposal.

6.	Arroyo Andres Fonseca, C.I. 16014318-5, representing A.F.P. Planvital S.A., by 14,568,460 shares rejecting the proposal.

Finally, Mrs. Constanza Gómez, representing Moneda S.A. Administradora de Fondos de Inversión fund manager, for 1,355,000 shares, also voted orally against the appointment of auditors submitted to the consideration by the Shareholders, rejecting the proposal.

It was recorded that, without prejudice to the oral vote referred to above, in conjunction with the rest of the Shareholders, The Bank of New York, in its capacity as Custodian Bank, reported that holders of ADRs, approved the motion by 9,901,773 shares, 198,063 shares abstaining, 4,176 shares against and 13,306,812 shares having given their discretionary vote to the Chairman of the Board.

9. APPOINTMENT OF RATING AGENCY FOR THE YEAR 2016.-

Mr. Secretary expressed that the Shareholders needed to rule on the designation of risk rating agencies for 2016.  In this regard the Secretary stated that the Board agreed to propose to the Shareholders to keep as risk rating agencies for 2016 Feller-Rate Clasificadora de Riesgo Limitada and Clasificadora de Riesgo Humphreys Limitada, both of renowned prestige and which both have provided their services to the Company previously on various matters.

VOTE

The President having submitted the proposal made by the Board of Directors, the Shareholders unanimously orally approved the proposal made.

It was recorded that representatives of the Administrators of Pension Funds in attendance approved the above point orally and by the total shares.  The vote of the representatives of the Administrators of Pension Funds was as follows:

1.	Alberto Menendez Sepulveda, C.I. 20902310-5, representing A.F.P. Provida SA for 127,657,475 shares in favor.

2.	Josefina Patricia Bohn Bustos, C.I.18.019.406-1, representing A.F.P. Cuprum SA, by 98,071,412 shares in favor.

3.	Patricio Jottar Bilbao, C.I.17.404.863-0, representing A.F.P. Habitat SA for 147,381,219 shares in favor.

4.	Roberto Urmeneta Careaga, C.I. 15366134-0, representing A.F.P. Capital S.A., for 94,284,781 shares in favor.

5.	Daniela Defilippi Curich, C.I. 17659929-4, representing A.F.P. Model S.A., for 15,102,693 shares in favor.

6.	Arroyo Andres Fonseca, C.I. 16014318-5, representing A.F.P. Planvital S.A., for 14,568,460 shares in favor.

It was recorded that, without prejudice to the oral vote referred to above, in conjunction with the rest of the Shareholders, The Bank Of New York, in its capacity as Custodian Bank, reported that after due consultation of this point with holders of ADRs, they approved the motion by 9,905,451 shares, 194,400 shares abstaining, 4,161 shares against and 13,306,812 shares having given their discretionary vote to the Chairman of the Board.

10. REPORT ON THE ACTIVITIES OF THE BOARD OF DIRECTORS OF THE COMPANY, ITS ANNUAL MANAGEMENT REPORT AND THE PROPOSALS THAT WERE NOT ACCEPTED BY THE BOARD

The Secretary stated that, considering the amendments introduced by Law No. 20,382 of the Corporate Governance Improvement Law, Law No. 18,046 on Open Stock Companies and pursuant to the provisions of the Superintendency of Securities and Insurance by Circular No. 560 dated December 22, 2009, the company has a Board Committee, whose members were elected at the Board Meeting dated 26 April 2013.  This committee is comprised of the Directors; Messrs. Roberto Philipps, David Gallagher Patrickson and Richard Buchi Buc , all under Article 50 of the Corporations Law, and presided over by Mr. Gallagher.

The Secretary informed the Shareholders that the Board Committee held 10 meetings during 2015.  Among the activities carried out during that period were the following:  / i / Examined the financial statements of the Company and reports on the financial statements presented by the external auditors, proposing approval to the Board; / ii / Examined and informed the Board of Directors on related party transactions referred to in Title XVI of the Corporations Law; /iii / Proposed to the Board the external auditors for the past year and also made a proposal regarding the appointment of risk rating agencies; / iv / Ruled on budget and operating expenses for the past year and, / v / Analyzed the requirements of the Sarbanes-Oxley Act.

The Shareholders took note of the above information without interventions or comments.

11. GIVE ACCOUNT OF OPPOSITIONS OF DIRECTORS MADE ON RECORD IN BOARD MEETING MINUTES.

Compared to 2015, it is noted that the Board Committee has not made any comments or proposals regarding the conduct of business, having received all necessary facilities to carry out their duties and respond to their legal obligations.

The Shareholders took note of the above information without interventions or comments on it.

12. NEWSPAPER FOR CORPORATE PUBLICATIONS

The Secretary proposed that the legal publications ordered by Article 59 of Law 18,046 concerning notices to Shareholders, be made in the newspaper “El Mercurio of Santiago.”

VOTE

The President having submitted the point in discussion, the Shareholders unanimously orally approved the proposal made.

Let the record reflect that representatives of the Administrators of Pension Funds participants approved the item above orally and by the total shares representing.  The vote of the representatives of the Administrators of Pension Funds was as follows:

1.	Alberto Menendez Sepulveda, C.I. 20902310-5, representing A.F.P. Provida SA for 127,657,475 shares in favor.

2.	Josefina Patricia Bohn Bustos, C.I.18.019.406-1, representing A.F.P. Cuprum SA, by 98,071,412 shares in favor.

3.	Patricio Jottar Bilbao, C.I.17.404.863-0, representing A.F.P. Habitat SA for 147,381,219 shares in favor.

4.	Roberto Urmeneta Careaga, C.I. 15366134-0, representing A.F.P. Capital S.A., for 94,284,781 shares in favor.

5.	Daniela Defilippi Curich, C.I. 17659929-4, representing A.F.P. Model S.A., for 15,102,693 shares in favor.

6.	Arroyo Andres Fonseca, C.I. 16014318-5, representing A.F.P. Planvital S.A., for 14,568,460 shares in favor.

It was recorded that, without prejudice to the oral vote referred to above, in conjunction with the rest of the Shareholders, The Bank Of New York, in its capacity as Custodian Bank, reported that after due consultation of this point to holders of ADRs, they approved the motion by 10,088,562 shares, 11,289 shares abstaining, 4,161 shares against and 13,306,812 shares having given their discretionary vote to the Chairman of the Board.

13. OTHER MATTERS OF SOCIAL INTEREST AND COMPETENCE OF THE ORDINARY MEETING OF SHAREHOLDERS.

a) In accordance with the provisions of Circular Nº1.494 of the Superintendency of Securities and Insurance dated August 17, 2000, the shareholders were informed that the cost of processing, printing and dispatch of account statement of transactions by Shareholders and registered in the respective Registry amounts to UF 0.0029 per account statement, includes the cost of postage concerned if this information be sent by mail.  Let the record reflect that this information was submitted by the company SERCOR Corporate Services S.A., a company in charge of the department of shares of Cencosud S.A.

b) Finally, and in order to adopt all agreements necessary to carry out the resolutions of this meeting, the Shareholders have proposed to empower Messrs. Jaime Soler Bottinelli, Carlos Alberto Mechetti and Sebastian Rivera Martinez, so that each is able to act independently, if necessary, to put into public writing or part of the minutes of this meeting, bestowing furthermore on each of them the ability to act to be able to carry out and complete all formalities, measures and / or actions necessary, for the legalization of the minutes and the resolutions adopted hereby acknowledging that the acts, procedures and formalities referred to above may be performed by the designated representatives, it being sufficient for this purpose that these meeting minutes are signed by those representatives.

VOTE

Having been submitted by the President to vote on the item under discussion, the Shareholders unanimously orally approved the proposed topics.

It was recorded that representatives of the Administrators of Pension Funds participants approved by voice and by the total shares representing the point before treated.  The vote of the representatives of the Administrators of Pension Funds was as follows:

1.	Alberto Menendez Sepulveda, C.I. 20902310-5, representing A.F.P. Provida SA for 127,657,475 shares in favor.

2.	Josefina Patricia Bohn Bustos, C.I.18.019.406-1, representing A.F.P. Cuprum SA, by 98,071,412 shares in favor.

3.	Patricio Jottar Bilbao, C.I.17.404.863-0, representing A.F.P. Habitat SA for 147,381,219 shares in favor.

4.	Roberto Urmeneta Careaga, C.I. 15366134-0, representing A.F.P. Capital S.A., for 94,284,781 shares in favor.

5.	Daniela Defilippi Curich, C.I. 17659929-4, representing A.F.P. Model S.A., for 15,102,693 shares in favor.

6.	Arroyo Andres Fonseca, C.I. 16014318-5, representing A.F.P. Planvital S.A., for 14,568,460 shares in favor.

It was recorded that, without prejudice to the oral vote referred to above, in conjunction with the rest of the Shareholders, The Bank of New York, in its capacity as Custodian Bank, reported that after due consultation with the holders of ADRs, they approved the motion by 3,274,179 shares, 9,780 shares abstaining, 6,820,053 shares against and 13,306,812 shares having given their discretionary vote the Chairman of the Board.

There being no further issues to address, the President gave the floor to the Shareholders who wished to consult on issues of social interest and competence of this Meeting.

One shareholder, Mr. Nelson Bravo Vera, appreciated the holding of this Meeting in this room of the Sky Costanera Center, requesting that this decision be maintained.

There being no further issues to discuss, the President thanked the Shareholders for their assistance and all company executives for its important work and adjourned the session at 9:40 a.m.

/s/ Horst Paulmann Kemna	/s/ Carlos Mechetti
Horst Paulmann Kemna	Carlos Mechetti
President	Secretary

/s/ Josefina Patricia Bohn Bustas	/s/ Andrés Arroyo Fonseca
A.F.P. Cuprum S.A.	A.F.P. Plan Vital S.A.
Shareholder	Shareholder

/s/ Roberto Urmeneta Careaga	/s/ Alberto Mendez Sepúlveda
A.F.P. Capital S.A.	A.F.P. Provida S.A.
Shareholder	Shareholder